Exhibit 2.3

AGREEMENT IN RELATION TO DEFERRED PAYMENT OF CONSIDERATION

This Agreement in relation to Deferred Payment of Consideration (the “Agreement”) is made on the 30day of April, 2007 by and among Hudson Recruitment (Shanghai) Limited (the “Purchaser”), Tong Zhi (Beijing) Consulting Service Ltd (“Tony Keith Beijing”), Guangzhou Dong Li Consulting Service Ltd (“Tony Keith Guangzhou”, together with Tony Keith Beijing, hereinafter known as “Sellers”), and Raymond Wong , Jiageng Yang and Michael Chan (formerly known as Ming Xin Chen (collectively known as the “Warrantors”).

Whereas,

(1)	An Asset Sale and Purchase Agreement (the “Asset SPA”) dated February 3, 2007 has been entered into by and among the Purchaser, each of the Sellers and each of the Warrantors;

(2)	The parties intend to amend certain terms regarding the payment of part of the Consideration;

Now, therefore, the parties agree as follows:

(1)	Each of the Sellers and Warrantors waive the obligation of the Purchaser to satisfy payment of the Consideration in full at Completion in accordance with Clause 4.1.2 and Schedule 8 of the Asset SPA as a condition precedent to Completion.

(2)	The Purchaser shall pay the sum of United States Dollars Three Hundred Thousand (US$ 300,000.00), as part of the Consideration, in accordance with Clause 4.1.2 and Schedule 8 of the Asset SPA as a condition precedent to Completion.

(3)	Each of the Sellers and Warrantors agree to defer payment of the sum of United States Dollars Seven Hundred Thousand (US$700,000.00) (“Deferred Payment”) being part of the Consideration by the Purchaser for a period of six (6) months from the Completion, in consideration of the payment by the Purchaser of interest (“Interest”) on such sum at the rate of six point one eight per cent (6.18%) per annum from Completion until the date when Sellers receive the Deferred Payment thereof.

(4)	The Purchaser agrees to pay the sum of the Deferred Payment and the Interest together to the Sellers within six (6) months after the Completion.

(5)	If the Purchaser fails to pay the Deferred Payment and the Interest within six (6) months after the Completion, the Purchaser shall pay to the Sellers a sum equal to interest on such unpaid amount accruing at the rate of 4% per annum above the best lending rate for US Dollars quoted by The Hongkong and Shanghai Banking Corporation Limited Head Office in Hong Kong from time to time (but if such rate is not permitted under the applicable laws, then at the highest rate which is permitted to be paid under the applicable laws) during the period between the date such payment should have been made hereunder and the date when Sellers receive the actual payment thereof.

(6)	Each of the Sellers and Warrantors confirm and agree that late payment of part of the Consideration by the Purchaser in accordance with this Agreement shall not constitute a breach of the Asset SPA by the Purchaser.

(7)	Each of the Sellers and Warrantors confirm and agree that Completion shall proceed notwithstanding late payment of part of the Consideration by the Purchaser in accordance with this Agreement.

Unless otherwise defined in this Agreement, capitalized terms used in this Agreement shall be as defined in the Asset SPA.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Hudson Recruitment (Shanghai) Limited

Signed by Authorized Representative:	/s/ GARY WILLIAM LAZZAROTTO
Name: Gary William Lazzarotto
Tong Zhi (Beijing) Consulting Service Ltd
Signed by Authorized Representative:	/s/ RAYMOND WONG
Name: Raymond Wong
Guangzhou Dong Li Consulting Service Ltd
Signed by Authorized Representative:	/s/ RAYMOND WONG
Name: Raymond Wong

/s/ RAYMOND WONG
Signed by Raymond Wong

/s/ JIA GENG YANG
Signed by Jia Geng Yang

/s/ MICHAEL CHAN
Signed by [Michael Chan]
(formerly known as Ming Xin Chen)